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                          [Dorsey & Whitney Letterhead]

                                                                TIMOTHY S. HEARN
                                                                         Partner
                                                                  (612) 340-7802
                                                              FAX (612) 340-8738
                                                            hearn.tim@dorsey.com

December 22, 2005

VIA EDGAR SUBMISSION

Mr. Brian Cascio
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549

         Re:      ATS Medical, Inc.
                  Form 10-K for the Year Ended December 31, 2004
                  Filed March 14, 2005
                  Form 10-Q for the Quarterly Period Ended September 30, 2005 File No. 000-18602

Dear Mr. Cascio:

         On behalf of ATS Medical, Inc., a Minnesota corporation (the "Company"), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated December 2, 2005 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Results of Operations, page 16

Cost of Goods Sold, page 17

         1.       Comment:

         We note your response to prior comment one in our letter dated October 31, 2005. We see that you believe that the presentation of adjusted cost of goods sold and adjusted cost of goods sold as a percentage of sales are appropriate because you anticipate that you will record few if any lower of cost or market inventory adjustments in future periods. We refer you to question nine of the Staff's FAQ Regarding the use of Non-GAAP Financial Measures which states that if there is "no articulated demonstration that such charges will not continue...it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors." Please further demonstrate to us how you can conclude that these adjustments will diminish substantially in the future and that you will experience few if any lower of cost or market inventory adjustments in future periods. Your response should consider the obligation to resume minimum purchases under the Carbomedics Supply Agreement in 2007.



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Securities and Exchange Commission
December 22, 2005
Page 2


In your response please also consider the requirements of Item 10(e) of Regulation S-K which prohibits adjusting a Non-GAAP financial measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonable likely to recur within two years or there was a similar charge within the prior two years. Please consider removing this non-GAAP measure from future filings.

         Response:

         Prior to 2004 when the Company began manufacturing its own pyrolitic carbon components, the Company purchased 100% of its pyrolitic carbon components pursuant to its supply agreement with Carbomedics. Due to the purchase price for these components under the supply agreement, the carrying value of the Company's valves in inventory was often greater than the selling price of the valves in certain international markets. For example, at its peak, a finished mechanical heart valve had a $1,300 carrying value in inventory but a less than $1,000 selling price in certain international markets. As a result of this differential, the Company began recording lower-of-cost-or-market adjustments to cost of goods sold in 2002.

         In 2004, the Company began manufacturing pyrolytic carbon components in its own factory which will be able to produce components at a cost much lower than the prices under the supply agreement. The Company estimates that, when the Company's new factory reaches peak efficiency (currently anticipated to occur in 2006), a finished mechanical heart valve will have a $550 carrying value in inventory. As previously noted, the Company is obligated to resume minimum purchases under the Carbomedics supply agreement in 2007, which will continue through 2011. Although the higher pricing under the Carbomedics supply agreement will be the same when the purchases resume, the number of units that the Company will be obligated to purchase each year under the agreement will be lower because, under the terms of the supply agreement as previously amended, the number of units required to be purchased in each of the years remaining under the agreement was half of the number of units to be purchased in each of the immediately preceding years.

         Due to this reduction in the number of units to be purchased per year and the substantial increase in the volume of the Company's sales since 2004, the Company currently anticipates that the components purchased under the Carbomedics supply agreement will constitute less than 20% of its expected sales of mechanical heart valves in each year. This not only means that the Company will not be building up excess inventory due to the purchases under the supply agreement, but also the higher cost of the Carbomedics components will have less impact on the carrying value of the Company's valve inventory. The Company currently estimates that, considering the number of valves it expects to sell during the period when it is required to resume purchases under the supply agreement, the higher cost of the components purchased from Carbomedics will translate into an increase in the carrying value of the Company's finished valves inventory of approximately $100 per valve. This means that a finished mechanical heart valve will have a carrying value in inventory of approximately $650. The Company currently believes that there will be no markets where the selling price of its valves will be less than this


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Securities and Exchange Commission
December 22, 2005
Page 3


carrying value of its inventory, and so the risk of further lower-of-cost-or-market write-downs will have been effectively eliminated.

Liquidity and Capital Resources, page 19

Cash Management, page 20

         2.       Comment:

         Refer to your response to prior comment two in our letter dated October 31, 2005. You state that the quantity of components purchased under the Carbomedics Supply Agreement "will be significantly less than in previous years" when you resume the obligation in 2007. Tell us the basis for this statement since it appears based on the previous disclosure in your filings that your minimum purchase obligation will be a continuation of the same minimum purchase commitment as it was in the prior periods.

         Response:

         The Company's purchase obligations under the supply agreement when purchases resume in 2007 will be a continuation of its obligations under the agreement for years 2003 through 2006; however, under the terms of the supply agreement as it existed at the time of the suspension of purchases in 2002, the number of components required to be purchased in each year 2003 through 2006 was half of the number required to be purchased under the agreement in 2001 and 2002 and less than one-third of the number of units required to be purchased in 2000. Thus, although it is a continuation of the purchase obligation, the obligation is to buy a lower number of components than had been required in prior years.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2005

Consolidated Financial Statements

Note 6. Licensing Fee Payments, page 8

         3.       Comment:

         We see your response to prior comment four and the revised disclosures in your Form 10-Q for the quarterly period ended September 30, 2005. Please tell us and revise future filings to disclose why the licensing fee payment is appropriately recorded as an indefinite-lived intangible asset. Refer to the requirements of SFAS 142.

         Response:

         Paragraph 11(d) of SFAS No. 142, "Accounting for Intangible Assets - Determining the Useful Life of an Intangible Asset" provides that the estimate of the useful life of an intangible


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Securities and Exchange Commission
December 22, 2005
Page 4


asset shall be based on an analysis of all pertinent factors including, among others, "[a]ny legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost...." Paragraph 11 further provides that "[i]f no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite."

         The exclusive distribution and agency agreements with CryoCath Technologies, which provide for licensing fee payments to CryoCath, contain unique contractual provisions that encourage the renewal of the agreements. For instance, the agreements provide that if the Company is in compliance with the terms of such agreements, cancellation of the agreements by CryoCath requires a payment to the Company based upon the Company's sales during the last year. This payment would be substantial and most likely exceed the amount of the Company's original payment to CryoCath upon execution of the agreement. Because the provisions of the CryoCath agreements not only enable renewal of the agreements but actually encourage such renewal, under paragraph 11(d) under SFAS No. 142, the licensing fee payments provided for in the CryoCath agreements are appropriately recorded as indefinite-lived intangible assets. Moreover, there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the licensing fee payments, which also supports the conclusion that the useful life of such payments should be considered to be indefinite. The Company will revise future filings to disclose in more detail its basis for recording the CryoCath licensing fee payment as an indefinite-lived intangible asset.

Note 7. Issuance of Convertible Debt and Warrants, page 8

         4.       Comment:

         We see that you sold $22.4 million of 6% convertible senior notes and issued warrants to purchase 1.3 million shares of common stock in October 2005. In conjunction with the issuance, we note that you signed a Registration Rights Agreement which requires you to file a registration statement within 30 days of the closing date and to use reasonable efforts to cause the registration statement to become effective within 90 or 120 days, as described in the agreement. In addition, we see that under the Registration Rights Agreement, you must respond to comments from the Commission within 15 days and maintain effectiveness of the registration statement until the period when all related securities have been sold. We also note that you will incur various penalties if a "registration delay" is identified, such as if the registration statement is not filed and declared effective in a timely manner and if you do not maintain effectiveness of the registration statement. Please confirm that you will follow the accounting guidance provided in EITF Issues 00-19, 01-6, 05-02 and 05-04 and SFAS 133 as well as any other applicable areas of US GAAP in your accounting for this transaction.


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Securities and Exchange Commission
December 22, 2005
Page 5


         Response:

         The Company has confirmed to us that it will follow the accounting guidance provided in EITF Issues 00-19, 01-6, 05-02 and 05-04 and SFAS 133 as well as any other applicable areas of US GAAP in accounting for its October 2005 issuance of 6% convertible senior notes and warrants to purchase 1,300,000 shares of common stock.

                                     * * * *

         For your convenience, we are sending to your attention three courtesy copies of this letter. If you have any questions regarding this letter, please feel free to contact me at (612) 340-7802, or in my absence, Amy Schneider at
(612) 340-2971.



Sincerely,

/s/ Timothy S. Hearn

Timothy S. Hearn


cc:      John R. Judd, ATS Medical, Inc.